                                           As filed pursuant to Rule 424(b)(3)
                                           under the Securities Act of 1933
                                           Registration No. 333-41510

PROSPECTUS

                                 800,000 SHARES

                          MAXICARE HEALTH PLANS, INC.

                                  COMMON STOCK

                            ------------------------

     This prospectus covers the reoffer and resale by a selling shareholder of Maxicare Health Plans, Inc. of 800,000 shares of common stock of Maxicare Health Plans, Inc.

     The common stock is quoted on The Nasdaq National Market System under the trading symbol MAXI.

     The common stock may be offered for sale from time to time in the market or in privately negotiated transactions. Maxicare Health Plans, Inc. will not receive any proceeds from the sale of these shares of common stock.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 14, 2000.

                               PROSPECTUS SUMMARY

                                  THE COMPANY

     We are Maxicare Health Plans, Inc., a Delaware corporation, a holding company which owns various operating subsidiaries, primarily in the field of managed health care. We own and operate two health maintenance organizations, or HMOs, in California and Indiana which have a combined enrollment of approximately 430,000 as of September 1, 2000. We also operate Maxicare Life and Health Insurance Company and HealthAmerica Corporation. Through these subsidiaries, we offer an array of employee benefit packages, including group HMO, Medicaid and Medicare HMO, preferred provider organization, point of service, group life and accidental death and dismemberment insurance, administrative services only programs, wellness programs and other services and products.

     Through our HMO operations we arrange for the delivery of comprehensive health care services to our members for a predetermined, prepaid fee. We generally provide these services by contracting on a prospective basis with physician groups for a fixed fee per member per month regardless of the extent and nature of services provided to members, and with hospitals and other providers under a variety of fee arrangements.

     We believe that an HMO offers certain advantages over traditional indemnity health insurance. To the member, an HMO offers comprehensive and coordinated health care programs, including preventive services, with predictable out-of-pocket expense and generally without requiring claims forms. To the employer, an HMO offers an opportunity to improve the breadth and quality of health benefit programs available to employees and their families without a significant increase in cost or administrative burdens. To health care providers, such as physician groups and hospitals, an HMO provides a more predictable revenue source.

     Our executive offices are located at 1149 South Broadway Street, Los Angeles, California 90015, and our telephone number is (213) 765-2000. Our Web site address is www.maxicare.com. The information contained on our Web site is not part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and the Notes thereto incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2000. The summary consolidated financial data for each of the years ended December 31, 1999, 1998 and 1997 are derived from our audited Consolidated Financial Statements. The summary consolidated financial data as of June 30, 2000 and 1999 and for the six months ended June 30, 2000 and June 30, 1999 are unaudited, but, in the opinion of management, included all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for those periods. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full fiscal year.

                                           SIX MONTHS ENDED          FOR THE YEARS ENDED
                                               JUNE 30,                  DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                              (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues
  Premiums..............................  $369,220   $348,743   $704,996   $727,220   $658,080
  Investment income.....................     2,532      1,801      3,777      5,403      7,481
  Other income..........................       354      4,327      4,865      2,530      5,743
                                          --------   --------   --------   --------   --------
       Total Revenues...................   372,106    354,871    713,638    735,153    671,304
                                          --------   --------   --------   --------   --------
Expenses
  Health care expenses..................   339,429    320,870    652,274    684,362    630,869
  Marketing, general and administrative
     expenses...........................    34,658     31,673     63,955     61,068     55,765
  Depreciation and amortization.........       649        447      1,173        756        751
  Loss contracts, divestiture costs,
     litigation, management settlement
     and other charges(1)...............     2,000      8,500      8,500     16,500      9,000
                                          --------   --------   --------   --------   --------
       Total Expenses...................   376,736    361,490    725,902    762,686    696,385
                                          --------   --------   --------   --------   --------
Loss From Operations....................    (4,630)    (6,619)   (12,264)   (27,533)   (25,081)
Income Tax Benefit......................
                                          --------   --------   --------   --------   --------
Net Loss................................  $ (4,630)  $ (6,619)  $(12,264)  $(27,533)  $(25,081)
                                          ========   ========   ========   ========   ========
Net Loss Per Common Share:
Basic:
  Basic loss per common share...........  $   (.26)  $   (.37)  $   (.68)  $  (1.54)  $  (1.40)
                                          ========   ========   ========   ========   ========
  Weighted average number of common
     shares outstanding.................    17,939     17,925     17,925     17,928     17,897
Diluted:
  Diluted loss per common share.........  $   (.26)  $   (.37)  $   (.68)  $  (1.54)  $  (1.40)
                                          ========   ========   ========   ========   ========
  Weighted average number of common and
     common dilutive potential shares
     outstanding........................    17,939     17,925     17,925     17,928     17,897

                                              AT JUNE 30,              AT DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                           (AMOUNTS IN THOUSANDS EXCEPT FOR MEMBERSHIP DATA)
BALANCE SHEET DATA:
  Total assets..........................  $151,881   $121,752   $133,215   $136,254   $167,422
  Total indebtedness(2).................  $112,449   $ 72,869   $ 90,059   $ 83,298   $ 86,386
  Shareholders' equity..................  $ 39,432   $ 48,883   $ 43,156   $ 52,956   $ 81,036

MEMBERSHIP DATA:
  Number of members.....................   446,000    482,000    466,600    512,000    514,000

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data should be read in conjunction with our Quarterly Report on Form 10-Q for the six months ended June 30, 2000 and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of our Annual Report on Form 10-K for the year ended December 31, 1999.

(1) A $2.0 million charge for losses associated with certain of the Company's capitated provider arrangements was recorded in the second quarter of 2000. A $3.0 million charge for loss contracts related to our Carolinas commercial line of business and a $5.5 million charge for management settlement costs were recorded in the first quarter of 1999. A $10 million charge for loss contracts and divestiture costs and a $6.5 million charge for litigation, provider insolvency/impairment, and an increase to the loss contracts and divestiture costs reserve were recorded in the second and fourth quarters of 1998, respectively. A $6 million litigation charge was recorded in the first quarter of 1997 as a result of a ruling by the Commonwealth of Pennsylvania Board of Claims denying us recovery on our receivable of $5 million due us from the Pennsylvania Department of Public Welfare in connection with the operation of a Medicaid managed care program from 1986 through 1989 by one of our subsidiaries, and related litigation costs. A $3 million management restructuring charge was recorded in the fourth quarter of 1997 for termination expenses primarily related to the settlement of certain obligations pursuant to the former chief financial officer's employment agreement.

(2) Includes long-term liabilities of $2.5 million and $2.4 million at June 30, 2000 and 1999, respectively. Includes long-term liabilities of $3.0 million, $.6 million and $.2 million, at December 31, 1999, 1998 and 1997, respectively.

                                  RISK FACTORS

     You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any investment decision. We believe that the risks and uncertainties described below are the most significant factors that make an investment in our common stock speculative and risky. As a result of any of the risks we encounter, our business, financial condition and results of operations could be materially adversely affected. Any of these adverse effects could cause the trading price of our common stock to decline and you may correspondingly lose all or some portion of your investment in us.

FUTURE COSTS OF HEALTH CARE SERVICES THAT WE PROVIDE TO OUR MEMBERS MAY RISE FASTER THAN THE RELATED PREMIUMS WE RECEIVE.

     Commercial premium rates for managed care plans have generally increased over the past year and recent months; however, if costs of health care services rise and we are unable to adequately increase commercial premium rates, our margins will shrink and have a corresponding adverse impact on operating results. For the six months ended June 30, 2000, approximately 41% of our premium revenues were derived from governmental programs, including Medicare and Medicaid. The government generally fixes these premium rates and we are unable or limited in our ability to adjust these rates based on anticipated costs. Recent legislation regarding Medicare reimbursement has substantially limited premium rate increases as compared to increases granted in prior years. As a result, the costs of our governmental programs could exceed the related premiums we receive from these programs. In addition, although we recently announced our withdrawal, effective as of January 1, 2001, from certain Medicare markets which we do not consider profitable, this withdrawal will not affect the losses which we may have on this business during this current year.

HIGHER THAN ESTIMATED HEALTH CARE COSTS MAY ADVERSELY AFFECT OUR BUSINESS.

     We generally set our rates annually and in advance based on estimates of future health care costs over the related premium period. However, many factors may adversely impact our ability to estimate and manage future health care costs including increased utilization, high dollar claims, inflation, catastrophic events, epidemics, new mandated benefits, new technologies and health care practices, inability to secure cost effective provider compensation arrangements, and the inherent variability of estimated claims reserves. Because our rates are set in advance, we generally cannot adjust if health care costs turn out higher than our estimates. Consequently, our results of operations may be adversely affected. In addition, we are impacted more than certain of our competitors because our relatively small size exacerbates the effect of greater than anticipated high dollar claims.

PHARMACEUTICAL COSTS CONTINUE TO RISE AT A RATE IN EXCESS OF OUR ABILITY TO BE REIMBURSED.

     Prescription drug costs continue to rise at a rate in excess of most other health care services and at a rate in excess of our ability to be reimbursed through increased rates. Although we have implemented strategies to seek to mitigate this cost trend there can be no assurance that we will be able to effectively manage this problem or successfully recoup the cost increases.

THE RISK OF ADVERSE VARIATIONS IN OUR CLAIMS RESERVES HAS INCREASED.

     Our claims reserves are estimates of incurred health care costs based upon various assumptions and environmental factors. The accuracy of these estimates may be affected by variables such as changes in the rate of inflation/medical costs, the processing of claims, provider contract arrangements, the regulatory environment and other factors. Given the inherent variability of our estimates, the actual development of our reserves could be materially different from amounts provided. During the past year we have assumed the risk for a much larger percentage of our members as a result of a trend away from capitated arrangements with our medical providers. Accordingly, the risks we face with respect to material variations in our claims reserves have increased.

OUR INABILITY TO OBTAIN COST EFFECTIVE CONTRACTS WITH PROVIDERS MAY RESULT IN HIGHER HEALTH CARE COSTS AND LOSS OF MEMBERSHIP.

     Our marketability and profitability depends, in large part, on our ability to attract and contract on a cost effective basis with hospitals, medical groups, physicians and other provider contracting entities. In selected markets, certain providers, particularly hospitals, physicians/hospital organizations or multi-specialty physician groups may have significant market positions and/or compete directly with us. In the past certain providers have refused to contract with us or utilized their market position to place us at a competitive disadvantage. To the extent this continues to occur our ability to market our managed care products and control our costs could be adversely affected resulting in higher health care costs and loss of membership.

THE FINANCIAL INSTABILITY OF OUR PROVIDERS MAY EXPOSE US TO LIABILITY FOR UNPAID CLAIMS, LOSS OF MEMBERSHIP AND INCREASED HEALTH CARE COSTS.

     We contract with providers and other provider contracting entities primarily through capitation arrangements. We pay the provider a fixed dollar amount per member per month and the provider accepts the financial risk of the frequency and cost of member utilization of services. The inability of contracted provider entities to properly manage costs under capitation arrangements can result in financial instability and insolvency of those providers resulting in the termination of their relationship with us, and subjecting us to possible liability for unpaid claims and loss of membership. During the past few years several of our significant providers in California and Indiana either became insolvent or declared bankruptcy. The termination of a capitated provider arrangement may also result in members selecting other providers with whom we may not have as favorable contractual arrangements resulting in increased health care costs.

IT IS DIFFICULT FOR US TO COMPETE IN THE HMO BUSINESS BECAUSE OUR MARKET SHARE IS RELATIVELY LOW.

     We operate in an environment, especially in California, where many of our principal competitors enjoy significantly greater market share and greater capital resources. As a result of competitive pressures, we have been and may continue to be adversely affected in our ability to retain our customer base, limited in our premium pricing flexibility and adversely affected in our ability to maintain or improve operating margins.

OUR GEOGRAPHIC AND LINES OF BUSINESS CONCENTRATIONS SUBJECT US TO INCREASED BUSINESS RISK.

     Our commercial and governmental business is concentrated in California and Indiana which accounted for approximately 96% of our premium revenues for the six months ended June 30, 2000. Changes in regulatory, market or health care provider conditions in either of these states could have a material adverse effect on our business, financial condition and operating results.

     Our Medicaid and Medicare lines of business are subject to our ongoing ability to secure contracts with governmental entities who contract with us. Governmental programs are also subject to extensive federal and state regulation. Our Medicaid and Medicare premium revenues represented approximately 25% and 16%, respectively, of our total premium revenues for the six months ended June 30, 2000. Our failure to retain one or more of our governmental contracts could have a material adverse effect on our business and operations.

     Our 10 largest commercial employer groups accounted for approximately 34% of our commercial membership as of June 30, 2000. Our largest commercial employer group, the state of Indiana, accounted for approximately 10% of our commercial membership and approximately 23% of the Indiana HMO's commercial membership as of June 30, 2000. The loss of one or more of our largest commercial employer groups could have a material adverse effect on our business and operations.

WE MAY BE ADVERSELY AFFECTED BY COMPLICATIONS IN THE ENHANCEMENT OF OUR MANAGEMENT INFORMATION SYSTEMS.

     Our business operations are significantly dependent on the functionality and effectiveness of our management information systems. In addition, our current management information systems are based on a highly capitated business model which we are in the process of shifting towards a shared risk model. We are presently assessing installation of significant system enhancements and/or conversions including internet-based systems. Any significant service disruptions resulting from the implementation of these initiatives and/or conversions could result in a material adverse impact on our business processes, customer and provider relationships, results of operations and financial condition. Further, any complications in adjusting our management information systems to deal with our increasingly non-capitated business model may place additional burdens on us.

WE ARE SUBJECT TO EXTENSIVE FEDERAL AND STATE LAWS AND REGULATION AND PENDING LEGISLATION.

     The health care industry is subject to extensive laws and regulations, including, but not limited to, requirements related to licensing, policy benefits design, member disclosure and enrollment, cash reserves, net worth and restrictions on dividending. In addition, we are subject to various reviews and audits regarding compliance with applicable laws and regulations. These laws and regulations are subject to frequent changes and future changes related to pending legislation or regulation could force us to change the way we do business resulting in a material adverse impact on our operations. Since approximately 41% of our premium revenues for the six months ended June 30, 2000 were derived from governmental contracts, we are especially vulnerable to changes in laws or regulations concerning these programs.

IN THE FUTURE, THE STATES IN WHICH WE DO BUSINESS MAY ADOPT MORE STRINGENT MINIMUM CAPITALIZATION REQUIREMENTS.

     The managed care industry is subject to various state regulations including financial requirements related to minimum net worth or capitalization requirements. The National Association of Insurance Commissioners has proposed that states adopt risk-based capital standards that, if implemented, would generally require higher minimum capitalization limits for health care coverage provided by HMOs and other risk bearing entities. To date, neither California nor Indiana has adopted these standards for HMOs; however, if these standards were adopted (or similar standards requiring increased capitalization), we may not be able to meet these capitalization limits without securing additional capital resources.

COSTS ASSOCIATED WITH LITIGATION AND OTHER ACTIONS MAY RESULT IN LOSSES.

     We are subject to a variety of legal actions related to our business including claims for failure to pay for, provide or arrange for health care, provider disputes, breach of contract and other actions the ultimate outcome of which is not yet certain. Adverse results in one or more of these proceedings may result in liabilities that could have a material adverse effect on our operations, financial condition and future prospects.

     The HMO industry has been subject to a number of separate class action lawsuits against certain select national HMOs which may cause or force changes in business practices of the HMO industry, which could adversely affect the way we do business.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND OUR RETURN TO PROFITABILITY IS DEPENDENT UPON THE SUCCESSFUL IMPLEMENTATION OF OPERATING INITIATIVES AND OTHER FACTORS.

     We incurred losses during our fiscal years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000 of $25.1 million, $27.5 million, $12.3 million and $4.6 million, respectively, and anticipate incurring additional losses this fiscal year. We are undertaking a variety of operating initiatives designed to improve our market position, strengthen our medical management, enhance our administration and control over claims processing and payment, and improve other critical business processes. We have recently added senior management talent to our organization to direct these operating initiatives and have added staff resources to complement these initiatives. We are also pursuing the implementation of significant information systems enhancements and/or conversions including internet-based systems. There is no guarantee, however, that we will be able to successful implement these initiatives or if implemented they will result in our return to profitability.

OUR RIGHTS OFFERING OF UP TO 28,088,072 SHARES OF COMMON STOCK MAY JEOPARDIZE OUR UTILIZATION OF SIGNIFICANT TAX BENEFITS.

     As of December 31, 1999, we had approximately $407.5 million of federal net operating tax losses that we can use to offset future federal taxable income and which expire in the years 2003 through 2019. However, our issuance of common stock in this rights offering may prevent us from fully utilizing these benefits because it increases the likelihood of a statutory "ownership change" as defined by the Internal Revenue Code of 1986, as amended. If an ownership change occurs, the tax code limits the amount of tax benefits that we can use in a year to an amount based on the fair market value of our stock multiplied by a long-term tax exempt rate. This amount is significantly less than $407.5 million. This limitation may cause some of our tax benefits to expire unutilized. Therefore, if we were successful in generating future taxable income, we may have to pay more income taxes or pay these taxes sooner than if our tax benefits were not limited.

     Although the terms of the rights offering seek to prohibit sales to shareholders holding 5% or more of our common stock or which would enable any shareholder to acquire 5% or more of our common stock without our board's approval, there can be no assurances that these restrictions will be effective. In light of the potential for these adverse tax consequences our board recommended, and our shareholders approved at our 2000 annual meeting of shareholders, an amendment to our charter that restricts transfers of our capital stock that could trigger the limitations of the tax code. This amendment will take effect prior to the effectiveness of the rights offering.

OUR INABILITY TO SUCCESSFULLY COMPLETE THIS RIGHTS OFFERING AND RAISE THE EXPECTED PROCEEDS WOULD POTENTIALLY LEAVE US WITHOUT ADEQUATE WORKING CAPITAL WHICH COULD MATERIALLY IMPAIR OUR BUSINESS AND OPERATIONS.

     We are a holding company and currently own two health maintenance organizations, or HMOs, licensed in California and Indiana, and Maxicare Life and Health Insurance Company. Our HMOs and Maxicare Life are subject to state regulations which require compliance with certain statutory deposit, dividend distribution and net worth requirements. To the extent the operating HMOs and Maxicare Life must comply with these regulations, they may not have the financial flexibility to transfer funds to us at the parent company level. As a result of operating losses and regulatory requirements and restrictions, the amount of our cash generally available to fund our working capital and operational requirements, including cash we hold and cash held by our operating subsidiaries available for transfer to us, has diminished from $46.6 million as of December 31, 1996, to $1.7 million as of June 30, 2000. This lack of available cash at the parent company level has created increased liquidity problems and operational and capital adequacy problems which we hope to alleviate through this rights offering. Our inability to complete this rights offering and raise the expected proceeds would potentially leave us without adequate working capital which could materially impair our business and operations.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling shareholder.

                              SELLING SHAREHOLDER

     This prospectus relates to the possible offer and sale, from time to time, of shares held by the selling shareholder named below. These shares of common stock were issued to the selling shareholder in an unregistered private placement completed in June, 2000. The following table sets forth the name of the selling shareholder, along with the number of shares of common stock held by it as of the date of this prospectus and the number of shares offered for sale in this prospectus. The number of shares offered for sale by the selling shareholder may be updated in supplements to this prospectus, which will be filed with the SEC in accordance with Rule 424(b) under the Securities Act of 1933, as amended, as may be necessary.

     There exists no material relationship between the selling shareholder and us or any of our predecessors or affiliates, nor have any material relationships existed within the past three years.

                           NUMBER OF SHARES   NUMBER OF SHARES
                           OF COMMON STOCK    OF COMMON STOCK    NUMBER OF SHARES   NUMBER OF SHARES
         SELLING             BENEFICIALLY     COVERED BY THIS    OF COMMON STOCK    OF COMMON STOCK
       SHAREHOLDER              OWNED            PROSPECTUS       AFTER OFFERING     (MAXIMUM SOLD)
       -----------         ----------------   ----------------   ----------------   ----------------
Meespierson Cayman
  Limited, as trustee of
  Sofaer Funds/SCI Global
  Hedge Fund.............      800,000            800,000            800,000              -0-

                              PLAN OF DISTRIBUTION

     The selling shareholder may sell the shares covered by this prospectus from time to time in transactions (including one or more brokerage transactions) or in one or more privately negotiated transactions. The price of each sale may be made at the market price prevailing at the time of the sale, a price related to such prevailing market price, a negotiated price or a fixed price. We will not receive any of the proceeds from the sale of these shares.

     These shares may be offered and sold from time to time in any manner permitted by law. The shares may be sold directly to one or more purchasers. The shares may also be sold to or through underwriters, brokers, dealers or agents. These underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of shares for whom they may act as agent or to whom they may sell as principal, or both.

     In order to comply with certain state securities laws, if applicable, these shares will be sold only through registered or licensed brokers or dealers.

     Under applicable rules and regulations under the Securities and Exchange Act of 1934, as amended, any person engaged in a distribution of these shares may not simultaneously engage in certain activities with respect to these shares prior to the commencement of such distribution. In addition to, and without limiting the foregoing, the selling shareholder and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act.

                              EXPERTS AND COUNSEL

     The consolidated financial statements of Maxicare Health Plans, Inc. appearing in Maxicare Health Plans, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. The consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     No expert or counsel had or is to receive a substantial direct or indirect interest in us or any of our subsidiaries in connection with the offering. No expert or counsel was connected to us or our subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's home page located at http://www.sec.gov or you may read and copy any document at the SEC Public Reference Rooms located at:

        405 Fifth Street, N.W., Room 1024 Washington, D.C. 20549-1004;

        CitiCorp Center 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661; and

        Seven World Trade Center 13th Floor New York, New York 10048

Please call the SEC at 1-800-732-0330 for more information about the public reference rooms and requesting documents.

     The SEC allows us to "incorporate by reference" in this prospectus the information we file with them, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings, prior to the termination of this offering, made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange
Act:

          Our Form 8-K Report dated September 5, 2000;

          Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

          Our Annual Report on Form 10-K for the year ended December 31, 1999;
     and

          "Description of Registrant's Securities to be Registered" contained in
     Item 11 of our registration statement on Form 10 filed on January 17, 1991.

     You may request a copy of any or all of the information incorporated in this prospectus by reference, at no cost, by writing or telephoning us at the following address:

       Maxicare Health Plans, Inc.
       1149 South Broadway Street
       Los Angeles, CA 90015
       (213) 765-2000
       Attn: Joseph White

You may also direct your requests via e-mail to jwhite@Maxicare.com.

     Prospective investors may rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation and bylaws provide for indemnification of our officers and directors, among other things, in instances in which they acted in good faith and in a manner they reasonably believed to be in, and not opposed, to our best interests and in which, with respect to criminal proceedings, they had no reasonable cause to believe their conduct was unlawful. There is no limit regarding their liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits. We may also indemnify employees and others at the discretion of our board. This indemnification must be authorized by our board. The indemnification provisions of the Delaware General Corporation Law make mandatory the indemnification of a director or officer to the extent that the director or officer has been "successful on the merits or otherwise," thus possibly requiring indemnification of settlements in certain instances. The Delaware law also provides that a director or officer may be indemnified by us for expenses of a derivative suit even if this director or officer is not successful on the merits, provided this director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, subject, in the case of an adverse judgment, to court approval. Article Eighth of our certificate of incorporation requires that we provide indemnification for our directors and officers to the fullest extent allowable under Delaware law. This may include indemnification against liabilities under the Securities Act, and may limit the liability of directors and officers to us or our shareholders, unless the director or officer fails to meet the prescribed standard of conduct. We have insurance covering expenditures that might arise in connection with our lawful indemnification of our directors and officers for certain liabilities and expenses. Our directors and officers also have the benefit of insurance against certain other liabilities and expenses. We have also entered into employment and indemnification agreements with certain of our officers which provide for indemnification to the fullest extent permitted by law against any liabilities and expenses.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS
PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE U.S. TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY OF THESE JURISDICTIONS. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE U.S. AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    1
Risk Factors........................    4
Use of Proceeds.....................    8
Selling Shareholder.................    8
Plan of Distribution................    8
Experts and Counsel.................    9
Where You Can Find More
  Information.......................    9
Indemnification of Directors and
  Officers..........................   10

     UNTIL OCTOBER 9, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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                                 800,000 SHARES

                                    MAXICARE
                               HEALTH PLANS, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                               September 14, 2000

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